June 4, 2009

Mr. Karl Hiller, Branch Chief
Ms. Joanna Lam
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Re:
Green Planet Group, Inc., fka EMTA Holdings, Inc.
Form 10-K for Fiscal Year Ended March 31, 2008 Filed July 15, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 3008 Filed August 19, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 3008 Filed November 19, 2008
File No. 333-136583

Dear Mr. Hiller and Ms Lam:

We are in receipt of your comment letter dated April 24, 2009 concerning the above-referenced filings.

Please note that the name of the company has changed to Green Planet Group, Inc. as reported in the form 8-K filed with the Commission on Monday, June 1, 2009.

We have a limited staff available for the these type of matters and have had limited financial capability to compensate the predecessor auditors for completion of their audits in conjunction with the Dyson Properties acquisition in January of 2007 and the required 8-K related thereto. We have now made arrangements with them for payment and we have a draft of the 8-K that is ready to file with the next response.

We are working on the open comments with our auditors and have provided them the analysis to concur with our assessment of the changes that will be necessary to the financial statements to correct the valuation of the convertible bonds at issuances and reflect the adjustment of interest related to these bonds.  Our auditors have been working on other clients and we expect their response before the weekend and therefore we will file these and the above-referenced 8-K not later than Wednesday, June 10, 2009.

We apologize for the delay.

Respectfully submitted,

/s/ James C. Marshall
James C. Marshall
Chief Financial Officer
Direct Phone: 480.443.0500

Green Planet Group, Inc., 7430 East Butherus Drive, Suite D, Scottsdale, AZ 85260-2400
Phone (480) 222-6222  Fax (480) 222-6225